   EXHIBIT 6(a)

Articles of Incorporation

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

AMERITAS LIFE INSURANCE CORP.

May 29, 2003

ARTICLE I

Section 1

Name

The name of the Corporation is Ameritas Life Insurance Corp. (the "Corporation").  The principal place of business of the Corporation shall be at Lincoln, Lancaster County, Nebraska.

Section 2

Resident Agent

The resident agent to the Corporation shall be Donald R. Stading whose address is the Corporation office located at 5900 "O" Street, Lincoln, Nebraska.

ARTICLE II

Section 1

The Restated Articles of Incorporation shall commence and be in existence on May 29, 2003 at 12:01 a.m.

Section 2

Duration

The period of the Corporation's duration is perpetual.

ARTICLE III

Purposes

The purposes for which the Corporation is organized are:

(a)        To transact a life, including variable life, and accident and health insurance business to the extent and in the manner permitted by law and in accordance with such licenses, certificates of authority, and permits as the regulatory agencies of the states and jurisdictions in which the Corporation may transact business, shall issue to it;

(b)        To issue policies, certificates, bonds and other contracts of insurance conforming in all particulars with the laws and regulations relating thereto;

(c)        To enter into reinsurance contracts and treaties; and

(d)        To do everything necessary, proper, advisable or convenient for the accomplishment of the purposes hereinabove set forth, and to do all other things incidental thereto or connected therewith which are not forbidden by the laws of the State of Nebraska or by these Articles of Incorporation.

ARTICLE IV

Section 1

Authorized Shares

The total number of shares which the Corporation has authority to issue is 25 million shares of capital stock, having a par value of $0.10 per share.

Section 2

The Board of Directors may determine, in whole or in part, the preferences, limitations, and relative rights within the limits set forth in Neb. Rev. Stat. Section 21-2035, of (a) any class of shares before the issuance of any share of that class or (b) one or more series within a class before the issuance of any shares of that series.

ARTICLE V

Section 1

The business and affairs of the Corporation shall be conducted by a Board of Directors numbering not less than seven (7), as the by-laws of the Corporation shall provide.  At least three (3) directors shall be residents of Nebraska.  The term of office of each director shall be one (1) year and until his or her successor shall be elected and qualified.

Section 2

The Board of Directors shall exercise all of the corporate powers of the Corporation, except as otherwise provided by law, and shall manage all the property, business, and affairs of the Corporation.  The majority of the Board of Directors shall constitute a quorum.  The Board of Directors may provide for the appointment of an Executive Committee from among its number and may, to the extent allowed by law, delegate to such Committee any or all of its powers and authority not reserved or restricted by these Articles.  Such delegation of powers and authority shall be set out in the By-laws of the Corporation.

Section 3

The Board of Directors shall have full power from time-to-time to make, alter, amend or rescind by-laws, rules, and regulations for the conduct of the business and affairs of the corporation in conformity with the provisions of these Articles of Incorporation and to employ or provide for the employment of such officers and agents and appoint such committees as it may, in its discretion, find appropriate for the conduct of such business sand affairs.

Section 4

The initial Board of Directors shall consist of thirteen (13) members.  The initial Board of Directors who shall serve a term expiring at the annual meeting of the Corporation in year set forth following their respective names above and until their successors are elected and qualified shall be:

James P. Abel	2000
Duane W. Acklie	1998
Lawrence J. Arth	1998
William W. Cook, Jr.	1998
Bert A. Getz	1999
James R. Knapp	2000
Robert F. Krohn	1999
Kenneth C. Louis	1998
Wilfred J. Maddux	1999
Paul C. Schorr, III	2000
William C. Smith	1999
Neal E. Tyner	2000
Winston J. Wade	1998

Section 5

Any vacancy in the Board of Directors occurring during the term of any director may be filled by the Board of Directors for the period from and after the appointment of such individual until the next regular election of directors, at which time the newly appointed director shall stand for election for the remaining unexpired term of such director.  Such a selection shall be made by a majority vote of the full number of directors.

Section 6

The Board of Directors shall annually elect either a Chairman of the Board or a President or both, either or whom may be designated by the Board of Directors as the Chief Executive Officer or Chief Operating Officer, or both, a Secretary, a Treasurer, and such Vice Presidents as may be provided for by the By-laws, and shall appoint or employ or provide for the appointment or employment of such additional officers and employees as the Board of Directors shall determine to be desirable.  One person may hold more than one executive office at a time, except that the Chairman of the Board or the President may not hold the office of Secretary, Treasurer or vice President.

ARTICLE VI

Section 1

The annual meeting of the shareholders shall be held at the Home Office of the Corporation on such day and at such time of day as may be determined by the Board of Directors, but in no event later than June 30, of each year.  Special meetings of Corporation may be called at any time by the Chief Executive Officer and shall be called by the Chief Executive Officer upon request from the majority of the Board of Directors.  Notice of every special meeting of Corporation shall be delivered to each of the shareholders entitled to vote at his or her last known address not less than ten (10) nor more than fifty (50) days prior to the date set for the meeting.  Such notice shall state the date and place of the special meeting, as well as the purpose for which it is called.

Section 2

A quorum at any annual or special meeting of the members of the Corporation shall consist of a majority of the outstanding shares.

ARTICLE VII

Pursuant to the provisions of Neb. Rev. Sat. Section 21-20, 110, the Corporation obligates itself in advance to provide indemnification in accordance with the provisions of Neb. Rev. Stat. Section 21-20, 105 and shall be obligated to provide indemnification to the fullest extent permitted by law, including the provisions of Neb. Rev. Stat. Sections 21-20, 102 to 21-20, 111.

ARTICLE VIII

Except as otherwise provided by law, these Articles may be amended at any annual meeting of the members by a vote of two-thirds of the qualified voters present and voting in person or by proxy or at a special meeting of the members by a like vote, but no amendment shall be acted upon at a special meeting unless the notice of such meeting includes a copy of the proposed amendment.